PEARSON PLC

and

CEVIAN CAPITAL II GP LIMITED

RELATIONSHIP AGREEMENT

1.	Interpretation 1
2.	Appointment of the Initial Shareholder Director 1
3.	Termination of the Shareholder Director appointment 1
4.	Appointment of the Replacement Shareholder Director 2
5.	Re-election of the Shareholder Director 3
6.	Board committees 3
7.	Voting 4
8.	Corporate actions and standstill 5
9.	Non-disparagement 6
10.	Communications and announcements 6
11.	Information sharing 7
12.	Confidentiality 7
13.	Undertakings and warranties 9
14.	Conflicts of Interest 10
15.	Anti-circumvention 10
16.	Term and termination 10
17.	Notices 11
18.	Entire Agreement 12
19.	Miscellaneous 13
20.	Governing law and jurisdiction 15

Schedule 1 Definitions and interpretation 16

THIS AGREEMENT is made on __ September 2026

BETWEEN:

(1)	Pearson plc, a company incorporated and registered in the United Kingdom (with company number 00053723) and whose registered office is at 80 Strand, London, United Kingdom, WC2R 0RL (the Company); and
(2)	Cevian Capital II GP Limited, a limited liability company incorporated in Jersey, with registered office at C/O Highvern Fund Administrators Limited, Whiteley Chambers, Don Street, St. Helier, Jersey JE2 4TR (Cevian) and together with the Company the Parties and each a Party to this Agreement.

RECITALS:

(A)	As at the date of this Agreement, Cevian is the general partner of Cevian Capital II Master Fund LP, the legal and beneficial holder of 116,765,346 Shares comprising approximately 19.4 per cent. of the issued share capital of the Company.
(B)	The Parties have agreed to enter into this Agreement in order to govern certain matters relating to Cevian’s holding of Shares and the ongoing relationship between the Parties.

IT IS AGREED AS FOLLOWS:

1.	Interpretation

The definitions and other interpretative provisions set out in Schedule 1 shall apply throughout this Agreement, unless the contrary intention appears.

2.	Appointment of the Initial Shareholder Director
2.1	Subject to Cevian having satisfied the Qualifying Threshold, the Company shall procure that Alexander Svensson (the Initial Shareholder Director) is appointed to the Board as a non-executive Director, in accordance with the Articles, with effect from 1 October 2026.
2.2	The appointment of the Shareholder Director shall be effected pursuant to an appointment letter to be agreed by the Parties and which shall be in all material respects the form in which the other non-executive Directors of the Company are appointed from time to time, save for such amendments as are reasonably necessary to reflect the terms of this Agreement (an Appointment Letter).
3.	Termination of the Shareholder Director appointment
3.1	The Company shall terminate the appointment of the Shareholder Director as a non-executive Director with immediate effect if:
(a)	the Company receives a written request from Cevian to terminate such Shareholder Director’s appointment; or

(b)	such Shareholder Director is removed from office by the Shareholders.
3.2	Without prejudice to Clause 3.1 the Company may also terminate the appointment of the Shareholder Director as a non-executive Director with immediate effect if such Shareholder Director fails to comply in any material respect with: (i) the terms of his or her Appointment Letter; (ii) the terms of this Agreement; or (iii) Applicable Law, provided that the Shareholder Director is first given notice in writing of the relevant failure and an opportunity to make representations to the Board, and where the failure is capable of remedy, a period of 14 days from receipt of such notice, to remedy the failure to the reasonable satisfaction of the Board of the Company acting by a majority decision.
3.3	Nothing in this Agreement or in any Appointment Letter shall be construed to restrict the Shareholder Director from exercising his or her statutory and fiduciary duties as a Director.
3.4	In order to effect the termination of the appointment of the Shareholder Director pursuant to Clauses 3.1 or 3.2 above, Cevian shall promptly procure the resignation of such Shareholder Director (with his or her resignation letter being in the form agreed between the Parties acting reasonably).
4.	Appointment of the Replacement Shareholder Director
4.1	If at any time the Shareholder Director ceases to hold office as a Director for any reason, then during the term of this Agreement, Cevian shall have the continued right to nominate a non-executive Director as a replacement to the Shareholder Director (the Replacement Shareholder Director) who shall be appointed in accordance with this Clause 4, subject to: (i) the Qualifying Threshold being satisfied by Cevian; (ii) the Replacement Shareholder Director being a partner or (subject to Clause 4.4 below) a senior member at Cevian; and (iii) the process set out in this Clause 4.
4.2	Prior to nominating any individual as the Replacement Shareholder Director, Cevian shall:
(a)	have regard to the provisions of the UK Corporate Governance Code and other relevant applicable guidance, including as to the suitability, experience or diversity of the proposed Replacement Shareholder Director; and
(b)	consult with the Nomination & Governance Committee as to the identity of the proposed Replacement Shareholder Director.
4.3	The appointment of any Replacement Shareholder Director shall be subject to the proposed Replacement Shareholder Director being approved and recommended to the Board by the Nomination & Governance Committee in accordance with the Nomination & Governance Committee Charter and Terms of Reference.

4.4	The Nomination & Governance Committee (acting reasonably) shall be entitled to reject up to two nominees proposed by Cevian to be the Replacement Shareholder Director, provided that notice of such rejection is given to Cevian in writing within a reasonable period of time following such proposals, such notice to include the reason(s) for any such rejection. If the Nomination & Governance Committee has consecutively rejected two nominees pursuant to this Clause 4.4, the Nomination & Governance Committee shall then approve and recommend as Replacement Shareholder Director (pursuant to Clause 4.3 above) the third nominee proposed by Cevian, provided that such nominee is a partner at Cevian.
4.5	The Replacement Shareholder Director shall be appointed on the same terms as those applicable to the Initial Shareholder Director during the term of the Initial Shareholder Director’s appointment.
5.	Re-election of the Shareholder Director
5.1	Cevian acknowledges that the Shareholder Director shall be subject to annual re-election by the Shareholders at each Annual General Meeting of the Company.
5.2	During the term of this Agreement, the Company shall procure that, at every Annual General Meeting at which the Shareholder Director is required to retire in accordance with the Articles:
(a)	a resolution for the re-election of the Shareholder Director (whether the Initial Shareholder Director or the Replacement Shareholder Director) is included in the notice of that Annual General Meeting; and
(b)	the Board recommends the re-election of the Shareholder Director (whether the Initial Shareholder Director or the Replacement Shareholder Director) to the Company’s Shareholders in the same manner and on the same terms (as applicable) as it recommends the re-election of all other Directors standing for re-election at that Annual General Meeting.
6.	Board committees
6.1	The Company shall procure that the Shareholder Director is appointed as a member of the Nomination & Governance Committee for the term of the Shareholder Director’s appointment.
6.2	The Shareholder Director may be considered by the Board (in common with the Directors generally) for appointment to any other committee of the Board, subject to the requirements of the UK Corporate Governance Code and having regard to the Shareholder Director’s relevant skills and experience.
6.3	The Shareholder Director shall also have the same rights to be invited to attend meetings of any other committee(s) of the Board as other non-

executive Directors of the Company who are not members of such committee(s).

7.	Voting
7.1	Until the expiry of this Agreement, Cevian undertakes to exercise (or procure the exercise of) all of the Voting Rights which it (or its Affiliates) is entitled to exercise or direct the exercise of, in accordance with the recommendation of the Board, in respect of each of the following resolutions of the Company proposed by the Board (the Ordinary Course Resolutions):
(a)	receipt of the Company’s annual accounts and report;
(b)	payment of dividends;
(c)	appointment or re-appointment of the Company’s auditors;
(d)	authorising the audit committee of the Company to determine the remuneration of the Company’s auditors;
(e)	authorising the Board to allot shares in the Company or dis-apply any pre-emption rights, in each case, within market accepted limits (including those prescribed by the Investment Association and the Pre-Emption Group) as at the proposed date for such resolution;
(f)	making of political donations;
(g)	authorising the Company for the purposes of section 693 of the Companies Act to make market purchases of its Shares;
(h)	adoption of, or amendment to, any employee share or incentive plans;
(i)	authorising the Company to hold a general meeting (other than Annual General Meetings) on not less than 14 clear days’ notice;
(j)	adoption of new articles of association of the Company, or the amendment to the Articles, where such amendment is administrative or clerical in nature or is required to reflect a change in Applicable Law or current market practice; and
(k)	election or re-election of the Directors.
7.2	In respect of any resolutions to approve the Company’s Directors’ remuneration report and policy, Cevian shall exercise its Voting Rights in good faith and independently, and not in any manner or for any purpose which is inconsistent with such good faith and independent view of the matter being voted on.

8.	Corporate actions and standstill
8.1	Subject to Clauses 8.2, 8.3 and 8.4 below and except with the permission of the Board or unless otherwise recommended by the Board, Cevian shall not, and shall not encourage any other person to:
(a)	requisition a general meeting of the Company;
(b)	propose a resolution or agenda item at a general meeting of the Company;
(c)	circulate a statement to Shareholders relating to a proposed resolution or any other business to be dealt with at a general meeting of the Company pursuant to section 314 of the Companies Act;
(d)	commence or threaten any litigation (including any derivative action) in its capacity as Shareholder against the Company;
(e)	actively initiate, effect or participate in any extraordinary transaction (including mergers, sales of assets or recapitalizations) or seek to frustrate any such transaction endorsed by the Company;
(f)	announce or make a general offer to acquire the Company, including under Rule 9 of the Takeover Code;
(g)	act in concert with other persons in connection with an offer to acquire control of the Company;
(h)	act in concert with other persons with respect to the holding or voting of Shares (except with respect to any Affiliate of Cevian); or
(i)	make a public proposal to change the Board, management, capitalisation, or the Company’s business or corporate structure (including location of listing).
8.2	Clause 8.1 shall not apply in the following circumstances:
(a)	if Cevian announces (either on its own or in concert with other persons) an offer under Rule 2.7 of the Takeover Code to acquire the Company if such offer is recommended by the directors of the Company (together with private negotiations with the Board in respect of such an offer); or
(b)	if a third party which is not acting in concert with Cevian announces an offer under Rule 2.7 of the Takeover Code to acquire the Company (whether such offer is recommended or not).
8.3	Nothing in Clause 8.1 shall restrict Cevian from providing an irrevocable undertaking in respect of an offer recommended by the Board.
8.4	Nothing in Clause 8.1 shall restrict Cevian from commencing or threatening litigation to enforce its rights under this Agreement, or by way of counterclaim in respect of proceedings initiated by the Company or in respect of statutory rights that are incapable of waiver.

9.	Non-disparagement
9.1	Each Party agrees that, until the expiry of this Agreement, it shall, and shall take reasonable steps to procure that its Affiliates and its and their principals, directors, general partners and officers shall, refrain from making or causing to be made publicly or privately, or soliciting or knowingly urging any other person to make or cause to be made publicly, any statement or announcement that:
(a)	constitutes an ad hominem attack on; or
(b)	otherwise disparages, defames, slanders, impugns or is reasonably likely to damage the reputation of,

the other Party or any of its Affiliates, or any of their current or former principals, directors, general partners, officers or key employees, in each case including:

(i)	in any press release or other publicly available format (including social media); or
(ii)	to any journalist or member of the media (including in a television, radio, newspaper or magazine interview),

provided that none of the foregoing shall:

(iii)	restrict the ability of such persons to comply with Applicable Law (including the UK Listing Rules and the Takeover Code), or respond to a lawful and valid request for information from any regulatory or governmental authority with jurisdiction over such persons or enforce their rights hereunder;
(iv)	prohibit any private communications among Cevian and its Affiliates and/or their respective professional advisors;
(v)	prohibit any private communications among the Company and its Affiliates and/or their respective professional advisors;
(vi)	prohibit any private communications among any of the persons listed in (iv) and (v); or
(vii)	prohibit any Director (including, for the avoidance of doubt, the Shareholder Director) from freely expressing his or her views at any meeting of the Board or of any committee of the Board.
10.	Communications and announcements
10.1	Cevian may communicate with other Shareholders provided that, in doing so, it does not disclose any Confidential Information of the Company it has received by virtue of this Agreement or by virtue of the Shareholder Director

(including by way of any Board or committee rights pursuant to this Agreement).

10.2	Promptly following entry into this Agreement, and in any event by no later than 5.00pm on the Business Day following the date of this Agreement, the Company shall issue a press release in the form agreed between the Parties. Neither Party shall (and each Party shall procure that none of its Affiliates shall): (i) make any public statement contrary or inconsistent with such press release; or (ii) make any public statement, including any stock market announcement, press release or any announcement or circular, relating to this Agreement, in each case, except as required by Applicable Law or any Governmental Authority (in which case, such Party shall, to the extent permitted by Applicable Law and reasonably practicable, consult with the other Party in advance as to the timing, content and manner of such statement) or with the prior written consent of the other Party.
11.	Information sharing
11.1	Until the expiry of this Agreement, Cevian shall provide all information that is within its control as may be reasonably requested by the Company in order to support the Company’s compliance with Applicable Law, including in respect of the ownership structure of its shareholding in the Company.
11.2	Subject to compliance with Applicable Law, the Company shall provide Cevian with such financial and other information as may be necessary or reasonably requested in order to enable Cevian to comply with Applicable Law.
11.3	The Shareholder Director shall be entitled to receive all information, papers and materials provided to other Directors of the Board at the same time and on the same basis, except where this would not be permitted in accordance with the Company’s conflicts of interest policies and procedures applicable to members of the Board generally and designed to comply with Applicable Law applied in good faith to the Shareholder Director on the same basis as such conflicts of interest policies and procedures are applied to members of the Board generally.
11.4	Cevian acknowledges that any information disclosed to it may constitute Inside Information and undertakes to comply with the requirements of Applicable Law, rules and regulations in relation to any dealings in the Company’s Shares and disclosure of such information.
12.	Confidentiality
12.1	Subject to Clause 12.2 below, Cevian agrees to keep all Confidential Information secret and confidential and shall not, without the prior written consent of the Company, directly or indirectly communicate or disclose (whether in writing or orally or in any other manner) Confidential Information to any other person, save for:
(a)	any disclosures of Confidential Information required by Applicable Law or a Governmental Authority, in which case, Cevian (or its

Affiliates) shall, to the extent permitted by Applicable Law and reasonably practicable, consult with the Company in advance as to the timing, content and manner of making such statement;

(b)	any Confidential Information that is in, or comes into, the public domain other than as a result of a breach by Cevian of this Agreement or by a Shareholder Director of an Appointment Letter;
(c)	any Confidential Information already in possession of Cevian or its Affiliates prior to the date of this Agreement; or
(d)	any Confidential Information that is received by Cevian or its Affiliates from a third party provided that neither Cevian nor its Affiliates know or ought reasonably to know such Confidential Information is subject to an obligation of confidentiality owed by the third party to the Company or its Affiliates.
12.2	Until the expiry of this Agreement, the Shareholder Director is entitled to share information (including Confidential Information and board materials) received or accessed in his or her capacity as a Director with Cevian, provided that:
(a)	such information is not subject to legal professional privilege; and
(b)	the information is not Inside Information or material non-public information within the meaning of Applicable Law (including the UK MAR), unless the Board determines that such disclosure is permissible under Applicable Law (including the relevant provisions of the UK Disclosure Guidance and Transparency Rules and the UK MAR).
12.3	Cevian shall not (and shall procure that its Affiliates do not):
(a)	use any Confidential Information for purposes other than for monitoring and managing its shareholding in the Company; and
(b)	deal in the Company’s Shares at any time during which the Shareholder Director is in possession of Inside Information or material non-public information or any other period during which the Directors of the Company are prohibited from dealing under the Company’s share dealing code or Applicable Law.
12.4	The Parties acknowledge that Cevian may, upon request by the Company, consider agreeing to be wall-crossed in respect of Inside Information and commit not to trade in Company securities until the relevant Inside Information is cleansed.

13.	Undertakings and warranties
13.1	Until the expiry of this Agreement, Cevian undertakes (on behalf of itself and, with respect to Clause 13.1(d) below, its Affiliates) to the Company that:
(a)	all transactions and arrangements between any member of the Group (on one hand) and the Cevian Group (on the other) shall be conducted on arm’s length terms;
(b)	it shall not take any actions which would prevent the Company from complying with Applicable Law (including the UK Listing Rules);
(c)	it shall not take any action which would prejudice the ongoing independence of the Company; and
(d)	it shall ensure that any related party transactions with Cevian or any of its associates complies with Chapter 8 of the UK Listing Rules, and shall procure that the Shareholder Director abstains from voting on any resolutions of the Board in relation to any such transactions.
13.2	Each Party warrants to the other as at the date of this Agreement that:
(a)	it has the requisite power and authority to enter into and perform this Agreement;
(b)	the obligations under this Agreement constitute binding obligations of such Party in accordance with its terms;
(c)	the execution, delivery and performance of this Agreement do not require the consent or approval of (or the delivery of notice to) any person or entity (including any court or Governmental Authority); and
(d)	the execution, delivery and performance of this Agreement will not result in the breach of: (i) its constitutional documents; (ii) any instruments by which it is bound; or (iii) any Applicable Law, order, judgement or decree of any court or Governmental Authority to which it is bound.
13.3	Cevian warrants to the Company that, as at the date of this Agreement:
(a)	Cevian is the legal and beneficial holder of 116,765,346 Shares comprising approximately 19.4 per cent. of the issued share capital of the Company, which provides Cevian with the ability to exercise or direct the exercise of 116,765,346 Voting Rights representing approximately 19.4 per cent. of the Voting Rights currently exercisable in the Company (the Current Voting Rights);
(b)	the Cevian Group has no interests in Shares other than those described in Clause 13.3(a) above and is not able to exercise or direct the exercise of any Voting Rights other than the Current Voting Rights;

(c)	no member of the Cevian Group has any short position (whether conditional or absolute) in respect of any securities of the Company, or has borrowed or lent any securities of the Company; and
(d)	there are no agreements or arrangements relating to the Company or its securities between it (or a member of the Cevian Group) and any other Shareholder (or proposed Shareholder).
14.	Conflicts of Interest
14.1	The Shareholder Director shall be subject to the same conflicts of interest regime, policies and procedures as those that apply to all other non-executive Directors applied in good faith and on the same basis as they are applied to all other non-executive Directors, including the applicable provisions of the Companies Act, the Articles and any applicable internal governance policies of the Company. For the avoidance of doubt, no additional or bespoke conflicts of interest regime shall apply to the Shareholder Director by virtue of his or her appointment under this Agreement.
15.	Anti-circumvention
15.1	Each Party undertakes not to, whether directly or indirectly (or through any Affiliate, agent or other person), do anything which it is restricted from doing directly under this Agreement.
15.2	No Party shall take, and each Party shall procure that its Affiliates and agents shall not take, any action the purpose or effect of which is to circumvent, or which would reasonably be expected to frustrate, the terms or spirit of this Agreement.
16.	Term and termination
16.1	This Agreement shall terminate with immediate effect, and cease to be of any further effect, upon:
(a)	the Company ceasing to be admitted to trading on the main market for listed securities of the London Stock Exchange or on any other internationally recognised exchange;
(b)	Cevian ceasing to satisfy the Qualifying Threshold;
(c)	Cevian voting in favour of, or contractually accepting (as applicable), an offer for the Company made by a third party which is not recommended by the Board;
(d)	written notice from the non-breaching Party, if the other Party breaches this Agreement in any material respect and (where capable of remedy) such breach is not remedied to the non-

breaching Party’s reasonable satisfaction within five Business Days of the other Party’s receipt of such notice;

(e)	the election by either Party to terminate this Agreement in the event that there is no longer a Shareholder Director, provided that the Company may not terminate this Agreement under this Clause 16.1(e) while the process for appointing a Replacement Shareholder Director under Clause 4 is ongoing; or
(f)	the Parties agreeing in writing to terminate this Agreement.
16.2	Except as set out in Clause 16.1 above, no Party shall have any right to terminate or rescind this Agreement.
16.3	Clauses 12, 15, 16, 17, 18, 19 and 20 shall survive termination of this Agreement.
16.4	Termination of this Agreement pursuant to this Clause 16 shall be without prejudice to any breach of this Agreement by either Party prior to the date of termination.
17.	Notices
17.1	A notice (including any approval, consent or other communication) given in connection with this Agreement and the documents referred to in it must be in writing in the English language and must be given by one or more of the following methods:
(a)	by hand (including by courier or process server) to the address of the addressee; or
(b)	by email to the email address of the addressee,

being the address or email address which is specified in Clause 17.2 in relation to the Party or Parties to whom the notice is addressed, and marked for the attention of the person so specified, or to such other address or email address, or marked for the attention of such other person, as the relevant Party may from time to time specify by notice given to all of the other Parties in accordance with this Clause.

17.2	The relevant address, email address and specified details for each of the Parties at the date of this Agreement are as follows:

Company

Address: 80 Strand, London, WC2R 0RL United Kingdom

Email address(es): Cinthia.Nespoli@pearson.com; Graeme.Baldwin@pearson.com; and CompanySecretary@pearson.com

For the attention of: the General Counsel and the Company Secretary

With a copy to:

By post: Freshfields LLP, 100 Bishopsgate, London, United Kingdom, EC2P 2SR, for the attention of: Oliver Lazenby and Ziyad Nassif

By email: Oliver.Lazenby@freshfields.com and Ziyad.Nassif@freshfields.com

Cevian

Address: c/o Highvern Fund Administrators Limited, Whiteley Chambers, Don Street, St. Helier JE2 4TR, Jersey

Email address(es): norma.osullivan@cevian.com; ruairi.culleton@cevian.com

For the attention of: Norma O’Sullivan, Director and the General Counsel

With a copy to:

By post: Fried, Frank, Harris, Shriver & Jacobson (London) LLP, 100 Bishopsgate, London, United Kingdom, EC2N 4AG, for the attention of: Ashar Qureshi and Alex Potts

By email: Ashar.Qureshi@friedfrank.com and Alex.Potts@friedfrank.com

17.3	Deemed receipt

Unless it is proved that it was received earlier and subject to Clause 17.4 below, a notice is deemed to be received:

(a)	in the case of a notice given by hand (including by courier or process server), at the time when the notice is left at the relevant address; or
(b)	in the case of a notice given by email, at the time of transmission of the email (provided that no automated delivery message shall have been received by the sender of the notice).
17.4	A notice received or deemed to be received in accordance with Clause 17.3 on a day which is not a Business Day, or after 5.00pm (UK time) on any Business Day, shall be deemed to be received on the next following Business Day.
18.	Entire Agreement
18.1	Each Party agrees on behalf of itself and its Affiliates that this Agreement:
(a)	constitutes the whole agreement in relation to its subject matter and supersedes any previous agreement between the Parties in relation to its subject matter; and
(b)	to the extent permitted by law, excludes any warranty, condition or other undertaking implied at law or by custom, usage or course of dealing.

18.2	Each Party agrees that this Agreement is made on the basis that neither Party has been induced to enter into this Agreement by, nor has relied on, any statement, representation, warranty, assurance, covenant, indemnity, undertaking or commitment (Representation) which is not expressly set out in this Agreement.
18.3	Each Party agrees that its only right of action in relation to any innocent or negligent Representation set out in this Agreement or given in connection with this Agreement shall be for breach of contract. All other rights and remedies in relation to any such Representation (including those in tort or arising under statute) are excluded.
19.	Miscellaneous
19.1	Assignment

No Party may assign without prior written consent of the other Party (whether absolutely or by way of security and whether in whole or in part), transfer, mortgage, charge, declare itself a trustee for a third party of, or otherwise dispose of (in any manner whatsoever) the benefit of this Agreement or sub-contract or delegate in any manner whatsoever its performance under this Agreement and any such purported dealing in contravention of this Clause 19.1 shall be ineffective.

19.2	Legal relationship

Nothing in this Agreement or in any matter or any arrangement contemplated by it is intended to constitute a partnership, association, joint venture, fiduciary relationship or other co-operative entity between the Parties for any purpose whatsoever. Except as expressly provided in this Agreement, neither Party has any power or authority to bind the other Party or impose any obligations on it and neither Party shall purport to do so or hold itself out as capable of doing so.

19.3	Third Party rights

No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a Party to this Agreement.

19.4	Variation and waiver
(a)	No variation of this Agreement shall be effective unless it is in writing (which for this purpose, does not include email) and signed by, or on behalf of, each of the Parties. The expression “variation” includes any variation, supplement, deletion or replacement however effected.
(b)	No waiver of any right or remedy provided by this Agreement or by law shall be effective unless it is in writing (which for this purpose, does not include email) and signed by, or on behalf of, the Party granting it.

(c)	The failure to exercise, or delay in exercising, any right or remedy provided by this Agreement or by law does not:
(i)	constitute a waiver of that right or remedy;
(ii)	restrict any further exercise of that right or remedy; or
(iii)	affect any other rights or remedies.
(d)	A single or partial exercise of any right or remedy does not prevent any further or other exercise of that right or remedy or the exercise of any other right or remedy.
19.5	Counterparts

This Agreement may be executed in any number of counterparts and by each Party on separate counterparts, each of which when executed and delivered shall be an original, but all the counterparts together constitute one instrument.

19.6	Costs

Each Party shall bear all costs incurred by it in connection with the preparation, negotiation and entry into this Agreement and the documents to be entered into pursuant to it.

19.7	Severance
(a)	If any provision or part of any provision of this Agreement is or becomes invalid or unenforceable in any respect under the law of any relevant jurisdiction, such invalidity or unenforceability shall not affect:
(i)	the validity or enforceability in that jurisdiction of any other provision of this Agreement; or
(ii)	the validity or enforceability under the law of any other jurisdiction of that provision or of any other provision of this Agreement.
(b)	If any provision of this Agreement is or becomes invalid or unenforceable in any respect under the law of any relevant jurisdiction, but would be valid and enforceable if some part of the provision were deleted, the provision in question shall apply in respect of such jurisdiction with such deletion as may be necessary to make it valid and enforceable.
19.8	Equitable remedies

Without prejudice to any other rights or remedies that the Parties may have, the Parties acknowledge and agree that damages alone may not be an adequate remedy for any breach of the provisions of this Agreement. The remedies of injunction and specific performance as well as any other equitable relief for any threatened or actual breach of the provisions of this Agreement may be more appropriate remedies.

20.	Governing law and jurisdiction
20.1	This Agreement and any dispute or claim arising out of or in connection with it or its subject matter, existence, negotiation, validity, termination or enforceability (including non-contractual disputes or claims) shall be governed by, and construed in accordance with, English law.
20.2	Each Party irrevocably agrees that the Courts of England shall have exclusive jurisdiction in relation to any dispute or claim arising out of or in connection with this Agreement or its subject matter, existence, negotiation, validity, termination or enforceability (including non-contractual disputes or claims).
20.3	Each Party irrevocably waives any right that it may have to object to an action being brought in those Courts, to claim that the action has been brought in an inconvenient forum, or to claim that those Courts do not have jurisdiction.

Schedule 1

Definitions and interpretation

1.	Definitions

Each of the following words and expressions has the following meanings unless expressly stated otherwise:

Affiliate means:

(a)	in relation to any person:
(i)	its subsidiaries, any holding company and any subsidiary of that holding company;
(ii)	any person who directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person (including for the avoidance of doubt any investment advisor or general partner);
(iii)	any investment manager or investment advisor of the person, such investment manager’s subsidiaries and holding companies, and any entity managed or advised by that investment manager or investment advisor;
(iv)	any other person that is managed or advised by the person in its capacity as investment manager or investment advisor and such other person’s subsidiaries and holding companies; and
(v)	its managed investment funds,

provided, further, that “Affiliates” of a person shall not include any entity, solely by reason of the fact that one or more of such person’s employees, directors or principals serves as a member of its board of directors or similar governing body; provided, further, that with respect to Cevian, “Affiliates” shall not include any portfolio operating company (as such term is understood in the private equity industry) of any member of the Cevian Group;

Annual General Meeting means any annual general meeting of the Company required to be held in accordance with section 336 of the Companies Act;

Applicable Law means all laws, regulations, directives, statutes, subordinate legislation, common law and civil codes of any jurisdiction (including the Takeover Code), all judgments, orders, notices, instructions, decisions and awards of any court or competent authority (including the Takeover Panel) or tribunal exercising statutory or delegated powers and all codes of practice having force of law, statutory guidance and policy notes, in each case to the extent applicable to the Parties or any of them;

Appointment Letter has the meaning given in Clause  2.2;

Articles means the articles of association of the Company from time to time;

Board means the board of Directors from time to time;

Business Day means a day (other than a Saturday or Sunday) on which banks are open for general business in London;

Cevian has the meaning given in the preamble (2);

Cevian Group means Cevian and its Affiliates from time to time;

Companies Act means the Companies Act 2006;

Company has the meaning given in preamble (1);

Confidential Information means all information concerning or relating to, whether directly or indirectly, the Group, including information concerning or relating to the directors, customers, business, property, assets, affairs, trading practices, research and development activities, strategic and/or competitive analysis, plans, proposals and/or prospects of the Group, disclosed by or acquired in any way (and whether directly or indirectly, before, on or after the date of this Agreement) from any member of the Group or from any directors, officers, employees, agents, advisers or representatives of any member of the Group, and including, for the avoidance of doubt, any information so disclosed or acquired as a result of or in connection with the Shareholder Director’s position as a Director (including where such information is passed from the Shareholder Director to the Cevian Group);

control means in relation to a body corporate (“company A”), the power of a person (“P”) to secure:

(a)	by means of the holding of shares or the possession of voting power in relation to that or any other body corporate; or
(b)	as a result of any powers conferred by the articles of association or other document regulating that or any other body corporate,

that the affairs of company A are conducted in accordance with P’s wishes;

and controlled and controlling shall be construed accordingly;

Current Voting Rights has the meaning given in Clause  13.3;

Director means a director of the Company;

FCA means the Financial Conduct Authority of the United Kingdom;

FSMA means the Financial Services and Markets Act 2000;

Governmental Authority means any governmental, statutory, regulatory, administrative or investigative body or authority, governmental department, agency, commission, stock exchange, competition authority, tribunal, court or arbitral body with competent jurisdiction or other entity authorised to make or enforce laws, rules or regulations, or pass directions having jurisdiction pursuant to Applicable Law;

Group means the Company and its subsidiary undertakings from time to time and a member of the Group means any one of them;

Initial Shareholder Director has the meaning given in Clause 2.1;

Inside Information has the meaning given to it in Article 7 of the UK MAR;

Nomination & Governance Committee means the nomination & governance committee of the Board from time to time;

Ordinary Course Resolutions has the meaning given in Clause 7.1;

Parties has the meaning given in preamble (2);

Party has the meaning given in the preamble (2);

Qualifying Threshold means Cevian (together with its Affiliates) being the legal and beneficial holder of, and being entitled to exercise or direct the exercise of the Voting Rights attaching to, Shares representing not less than 10 per cent. of the issued share capital of the Company;

Replacement Shareholder Director has the meaning given in Clause 4.1;

Representation has the meaning given in Clause 18.2;

Shareholder means a holder of Shares;

Shareholder Director means the Initial Shareholder Director or any Replacement Shareholder Director, in each case for so long as they hold office as a Director;

Shares means the ordinary shares of the Company;

Takeover Code means The City Code on Takeovers and Mergers;

UK Listing Rules means the Listing Rules of the FCA made under Part 6 of the FSMA as modified from time to time and UK Listing Rule means any one of them;

UK MAR means assimilated Regulation EU No 596/2014 as it forms part of the law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018; and

Voting Rights means the rights attaching to Shares or any other securities issued by the Company to vote at general meetings of the Company on all, or substantially all, matters and any direct or indirect rights to control the exercise of such voting rights.

2.	Interpretation
2.1	Statutory references

A reference to an enactment or statutory provision shall include a reference to any subordinate legislation made under the relevant enactment or statutory provision and is a reference to that enactment, statutory provision or subordinate legislation as from time to time amended, modified, incorporated or reproduced and to any enactment, statutory provision or subordinate legislation that from time to time (with or without modifications) re-enacts, replaces, consolidates, incorporates or reproduces it.

2.2	References to the singular etc.

Save where the context otherwise requires, the singular includes the plural and vice versa and reference to any gender includes a reference to all other genders.

2.3	Headings

Save where the context otherwise requires, headings and the use of bold typeface shall be ignored.

2.4	References to a person

Save where the context otherwise requires, a reference to a person includes a reference to a firm, a body corporate, an unincorporated association or to a person’s executors or administrators.

2.5	Writing

Save where the context otherwise requires, references to writing shall include any typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form and documents and information sent or supplied in electronic form are “in writing” for the purpose of this Agreement;

2.6	References to agreements

Save where the context otherwise requires, references in this Agreement to any other agreement or other instrument (other than an enactment or statutory provision) shall be deemed to be references to such agreement or instrument as from time to time amended, varied, supplemented, substituted, novated or assigned.

2.7	Meaning of includes and including

References to “includes” and “including” shall be construed without limitation.

SIGNED ) SIGNATURE:
for and on behalf of )
PEARSON PLC ) NAME:

SIGNED ) SIGNATURE:
for and on behalf of )
CEVIAN CAPITAL II GP LIMITED) NAME: